

Mail Stop 3720

March 8, 2017

Robert A. Berman
Chief Executive Officer
Novume Solutions, Inc.
14420 Albemarle Point Place
Suite 200
Chantilly, VA 20151

> **Re:** **Novume Solutions, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 10, 2017**
> **File No. 333-216014**

Dear Mr. Berman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About the Mergers

Q. Are Brekford stockholders entitled to appraisal rights?, page 4

1.   Revise to indicate that Keystone stockholders also are entitled to appraisal rights.

Summary

Termination of the Merger Agreement; Termination Fee, page 12

2.   Disclose, if true, that Keystone may terminate the merger agreement and pay no termination fee.

Interests of Certain Persons in the Mergers, page 14

3.   Please expand your disclosure regarding the "Avon Road Option Agreement," including but not limited to the significance of that agreement, and the possibility of any detrimental impact on stockholders in the future with respect to the agreement.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 23

4.   Since KeyStone is the predecessor of Novume, please revise to include in a comparative columnar form, historical and pro forma per share data of KeyStone and historical and equivalent pro forma per share data of Brekford for the following items:
   - book value per share, and;
   - income (loss) per share from continuing operations

This financial information should be presented for the most recent fiscal year and interim period. Equivalent pro forma per share amounts shall be calculated by multiplying the pro forma income (loss) per share before nonrecurring charges or credits directly attributable to the transaction and pro forma book value per share of the combined entity by the Brekford exchange ratio so that the per share amounts are equated to the respective values for one share of Brekford.

Risk Factors

Risks Related to Brekford, page 27

5.   You should consider including a risk factor highlighting the possible effects of your sale of your Vehicle Services business on your operations and financial condition.

6.   You should consider including a risk factor highlighting the loss of your net operating loss carryforwards as a result of the Brekford merger (see pages 51-52).

Risks Related to Keystone

The spending cuts imposed by the Budget Control Act of 2011 ("BCA") could impact KeyStone's operating results and profit, page 37

7.   Evaluate this risk factor in light of the new Administration's focus on increasing defense spending in 2017.

Background of the Transaction, page 44

8.   Please disclose which party initiated the discussion about the possibility of a business combination. Also discuss in greater detail what was discussed in meetings relating to the proposed transactions, particularly with respect to any material developments that

occurred in the course of the negotiations of the terms of the merger, including the merger consideration.

9.   Disclose how the parties determined the exchange ratios, including each respective board's reasoning as to why the 20/80 percent post-merger ownership amount was appropriate.

10.   Disclose how both boards determined the transaction is fair to their respective shareholders. Consider including a list of factors considered in arriving at any determination of fairness.

Material U.S. Federal Income Tax Considerations of the Mergers, page 48

11.   We note your disclosure on page 49 that "[n]one of Brekford, KeyStone or Novume intends to secure a ruling from the Internal Revenue Service or obtain a formal opinion of counsel with respect to the tax consequences of the Mergers." However, it appears that the receipt of a tax opinion of counsel to the Company is a condition to the merger agreement and that a tax opinion will be received and filed as an exhibit to the registration statement. Please correct your disclosure to indicate that you intend to obtain and file the tax opinion of counsel.

Keystone Executive Compensation

Bonus Eligibility, page 73

12.   It does not appear that any bonuses were paid to any named executive officers in 2016. Please clarify whether they were eligible, the criteria considered, and why no bonuses were awarded.

Keystone's Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 89

13.   We note your disclosure that the Reg A Offering remains open and that there may be additional closings in the future. If the possibility of additional closings remains, tell us how any future securities issuances would affect the merger consideration.

Information About Brekford Corp.

Products and Services, page 92

14.   Clarify the nature of your revenue streams from sales of your Automated Traffic Safety Enforcement Systems. For example, discuss whether your agreements with customers

are fixed priced, based upon a percentage of fines collected by your customers, or a combination of both. We note that your revenues for the nine months ended September 30, 2016 were negatively affected by your "collections" on your Saltillo, Mexico contract and a changeover for certain Maryland contracts "due to the changeover to a fixed fee invoicing model."

Business Strategy, page 95

15.   Discuss management's reasons for the sale of 80% ownership in its Vehicle Services business.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Balance Sheet as of September 30, 2016, page 116

16.   For all pro forma adjustments, please expand and explain in detail that enables the reader to determine how an adjustment was calculated. For example, with respect to note (1), explain how you arrive at the adjustments of cash, term notes payable, excess of purchase price over net assets and additional paid-in capital.

The Merger Agreement

Representations and Warranties, page 125

17.   We note your reference on page 126 to a fairness opinion, although there is no other reference to a fairness opinion in the registration statement. Please affirmatively disclose whether any of the parties to the merger transactions sought or obtained a fairness opinion in connection with the merger transactions.

Conditions to the Mergers, page 129

18.   We note the ability of either party to waive conditions to the merger. Please specifically identify here which conditions are waivable.

19.   Please identify and quantify the indebtedness that will be repaid with proceeds from the sale of Brekford's Vehicle Services business.

EX 23.2 Consent of Independent Registered Public Accounting Firm

20.   We note that Stegman & Company is no longer registered with the Public Company Accounting Oversight Board and appears to have merged with another firm. Tell us if Stegman & Company continues as a separate legal entity after the merger with the other accounting firm. If not, it is not appropriate for Stegman & Company to include its consent in the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Morris F. DeFeo, Jr., Esq.
        Crowell & Moring LLP